Mail Stop 4561

April 2, 2009

Mr. Robert Greifeld
Chief Executive Officer
The NASDAQ OMX Group, Inc.
One Liberty Plaza
New York, NY 10006

>   **Re: The NASDAQ OMX Group, Inc.**
>   **Form 10-K for the Year Ended December 31, 2008**
>   **Filed February 27, 2009**
>   **File No. 0-32651**

Dear Mr. Greifeld:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Daniel L. Gordon
Branch Chief